SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2018

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated April 20, 2018	A-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;
•	the expected impact of tariff changes on our business, financial condition and results of operations;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will”, “confident”, “hope”, “strive”, “endeavor” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	April 23, 2018	By:	/s/ Li Yue
			Name:	Li Yue
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE FIRST QUARTER OF 2018

The unaudited financial data of the Group for the first quarter of 2018:

•Operating revenue was RMB185.5 billion, up by 0.8% over the same period last year;

of which, revenue from telecommunications services was RMB166.7 billion, up by

3.6% over the same period last year. To assess the static impact of the adoption of the new revenue standard (IFRS/HKFRS 15), corresponding adjustments have been made to the revenue figures of the comparative period last year, and the subsequent year- on-year growth rate of telecommunications services became 7.0% on a comparable basis

•EBITDA was RMB69.7 billion, up by 3.9% over the same period last year

•	Profit attributable to equity shareholders was RMB25.8 billion, up by 4.1% over the same period last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2018.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2018 to 31 March 2018	For the period from 1 January 2017 to 31 March 2017	Change

Operating Revenue (RMB) Of which, Revenue from	185.5 billion	184.0 billion	0.8% (2.9%*)
Telecommunications Services (RMB)	166.7 billion	160.9 billion	3.6% (7.0%*)
Sales of Products and Others (RMB)	18.8 billion	23.1 billion	-18.7% (-23.5%*)
EBITDA (RMB)	69.7 billion	67.1 billion	3.9%
EBITDA Margin	37.6%	36.5%
Profit before Taxation (RMB)	33.6 billion	32.3 billion	4.0%
Profit Attributable to Equity Shareholders (RMB)	25.8 billion	24.8 billion	4.1%
Margin of Profit Attributable to Equity Shareholders	13.9%	13.5%

*

Figures in brackets represent changes in revenue on a comparable basis. To assess the static impact of the adoption of the new revenue standard (IFRS/HKFRS 15), corresponding adjustments have been made to the revenue figures of the comparative period last year. The adoption of the new revenue standard, on a rolling basis, basically did not impose any impact on the Group’s EBITDA or profit attributable to equity shareholders

Operating Data

	As at 31 March 2018 / For the period from 1 January 2018 to 31 March 2018	As at 31 December 2017 / For the period from 1 October 2017 to 31 December 2017
Mobile Business
Total Customers	899 million	887 million
Net Additional Customers *	11.34 million	9.49 million
4G Customers	672 million	650 million
Average Revenue per User per Month (ARPU) (RMB/user/month) *	55.7	49.4
Total Voice Usage (minutes) *	871.9 billion	935.8 billion
Average Minutes of Usage per User per Month (MOU) (minutes/user/month) *	330	351
Handset Data Traffic (MB) *	5,165.8 billion	4,418.0 billion
Average Handset Data Traffic per User per Month (DOU) (MB/user/month) *	2,234	1,895
SMS Usage (messages) *	139.2 billion	141. 0 billion

Wireline Broadband Business
Total Customers	124 million	113 million
Net Additional Customers *	11.23 million	9.26 million
Average Revenue per User per Month (ARPU) (RMB/user/month) *	33.8	35.1

*for the relevant reporting period

The Group achieved overall favourable performance from its mobile business during the first quarter of 2018, following its steadfast efforts to further develop its data traffic operations, maintain market competitiveness and boost customers’ data usage. As at 31 March 2018, the total number of mobile customers was around 899 million. Of which, 4G customers amounted to 672 million, representing a net increase of 22.24 million for the first quarter. Data traffic business maintained favourable growth momentum with handset data traffic recording a 139% increase year-on-year. Handset customer DOU reached 2,234MB, representing a year-on-year increase of 123%. Voice business continued with its downward trajectory with total voice usage (minutes) declining by 7.6% year-on-year. Buoyed by the growth of corporate SMS, total SMS usage rose by 6.3% year-on-year. ARPU of mobile customers stood at RMB55.7 for the first quarter.

The Group continued to enhance broadband product offerings, increase access speed, upgrade service packages and enrich contents and applications for the household market. As at 31 March 2018, the total number of wireline broadband customers reached 124 million, representing a net increase of 11.23 million for the first quarter. ARPU of wireline broadband customers was RMB33.8.

The Group’s telecommunications services revenue increased by 3.6% year-on-year to RMB166.7 billion for the first quarter of 2018. To assess the static impact of the adoption of the new revenue standard (IFRS/HKFRS 15), corresponding adjustments have been made to the revenue figures of the comparative period last year, and the subsequent year-on-year growth rate of telecommunications services became 7.0% on a comparable basis. The growth of telecommunications services for the first quarter of the year was strained by the carryover effect of the full cancellation of handset domestic long distance and roaming tariffs effective September 2017. The Company will further promote the integrated development of the “four growth engines”, enhance product and business innovation and effectively stimulate and satisfy customers’ demand for telecommunications and digital services, striving to achieve a growth rate of telecommunications services revenue above the industry average on a comparable basis. For the first quarter, the Group’s revenue from the sales of products went down by 18.7% year-on-year to RMB18.8 billion.

Confronted with increasing expenditures on business transformation and on inflexible items, the Group will spare no effort in enhancing cost efficiency across its operations, reducing per unit costs of business and optimizing the use of resources. EBITDA for the first quarter of 2018 stood at RMB69.7 billion, up by 3.9% compared to the same period last year. The Group maintained leading profitability, with profit attributable to equity shareholders increasing by 4.1% year-on-year to RMB25.8 billion.

The Group will continue to adhere to the principles of forward-looking planning, effective resources allocation, rational investment and refined management in cost allocation, endeavour to strike a balance between the Group’s short-term performance and long-term development, strive to increase revenue and save costs and maintain favourable profitability, thereby continuously creating value for investors.

The Board wishes to remind investors that the above performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board

China Mobile Limited

Shang Bing

Chairman

Hong Kong, 20 April 2018

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Sha Yuejia and Mr. Dong Xin as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu and Mr. Stephen Yiu Kin Wah as independent non-executive directors.

A-4